Pricing Supplement No.3 Dated November 27, 1995
(To Prospectus and Prospectus Supplement dated October 10, 1995)


                           U.S. $4,000,000,000            Rule 424(b)(3)
                         FORD MOTOR CREDIT COMPANY     Registration Statement
                                                          No. 33-55945
               Euro Medium-Term Notes Due from 9 Months to
                        30 Years from Date of Issue


     Ford Motor Credit Company has designated Japanese Yen 5,000,000,000 aggregate principal amount of its Euro Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having the specific terms set forth below. Lehman Brothers International (Europe) has agreed to purchase the Notes at a price of 101.690% of the principal amount for resale at an initial public offering price of 101.690% of the principal amount. After the initial public offering, the public offering price may be changed. See the accompanying Prospectus and Prospectus Supplement for further information regarding the Notes described in this Pricing Supplement.

Issue Date: December 11, 1995

Principal Amount: Japanese Yen 5,000,000,000

Maturity Date: December 11, 2000.

Redemption Price at
  Maturity:  100% of Principal Amount

ISIN: XS0062169510

Common Code: 6216951

Listing: The Notes will not be listed on the Luxembourg Stock Exchange or any other stock exchange.

Interest Rate and Payment: The Notes will bear interest from December 11, 1995, at the Interest Rate determined in the manner set forth below, payable quarterly on March 11, June 11, September 11 and December 11 during the period commencing with March 11, 1996 and ending with September 11, 2000 (each such date an "Interest Payment Date") and on the Maturity Date.

    The per annum interest rate (the "Interest Rate") in effect for each day of an Interest Period will be equal to the Three Month JPY-LIBOR-BBA Rate plus 30 basis points (0.30%). The Interest Rate for each Interest Period will be set on the 11th day of the months of March, June, September and December during the period commencing with the Issue Date and ending with September 11, 2000 (each such day an "Interest Reset Date"). "Interest Period" shall mean the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, the Interest Reset Date occurring in September 2000 to and including December 10, 2000.

    The "Three Month JPY-LIBOR-BBA Rate" shall mean the rate determined in accordance with the following provisions:

(i) On the second day on which dealings in deposits in Japanese yen are transacted in the London interbank market preceding the Issue Date and each Interest Reset Date thereafter (each such date an "Interest Determination Date"), Chemical Bank (the "Reference Agent"), as agent for the Company, will determine the Three Month JPY-LIBOR-BBA Rate which shall be the rate for deposits in Japanese yen having a three-month maturity which appears on Telerate Page 3750 as of 11:00 a.m., London time, on such Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for Japanese yen deposits). If the Three Month JPY-LIBOR-BBA Rate on such Interest Determination Date does not appear on Telerate Page 3750, such Three Month JPY-LIBOR-BBA Rate will be determined as described in (ii) below.

    (ii) With respect to an Interest Determination Date for which the Three Month JPY-LIBOR-BBA Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Three Month JPY-LIBOR-BBA Rate will be determined on the basis of the rates at which deposits in Japanese yen are offered by four major banks in the London interbank market selected by the Reference Agent (the "Reference Banks") at approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market having a three-month maturity and in a principal amount that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Three Month JPY-LIBOR-BBA Rate on such Interest Determination Date will be the arithmetic mean of such quotations.
If fewer than two quotations are provided, the Three Month JPY-LIBOR-BBA Rate on such Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in Tokyo selected by the Reference Agent at approximately 11:00 a.m., Tokyo time, on such Interest Determination Date for loans in Japanese yen to leading European banks, having a three-month maturity and in a principal amount representative for a single transaction in such market at such time; provided, however, that if the banks in Tokyo selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the Interest Rate for the Interest Period commencing on the Interest Reset Date following such Interest Determination Date will be the Interest Rate in effect on such Interest Determination Date.

    The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. The Interest Rate and amount of interest to be paid for each Interest Period will be determined by the Reference Agent.

    In any case in which an Interest Reset Date or an Interest
Payment Date is not a Business Day then each such Interest Reset Date or Interest Payment Date shall be the next succeeding Business Day, except that if such next succeeding Business Day shall fall in the next succeeding calendar month, then each such Interest Reset Date or Interest Payment Date shall be the immediately preceding Business Day. If the Maturity Date is not a Business Day, then the principal amount of the Notes together with accrued and unpaid interest thereon shall be paid on the next following Business Day with the same force and effect as if made on the Maturity Date. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in The City of New York, the City of Tokyo or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close.


                LEHMAN BROTHERS INTERNATIONAL (EUROPE)